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CDS Inc.   Notice of Record & Meeting Dates           New X     Change

Issuer Name
MAGNA INTERNATIONAL INC.
French: not applicable

Address: 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
Contact Names: J. Brian Colburn/Yvonne Baillargeon-Klugmann
Telephone: (905) 726-2462; 726-7075

Transfer Agent:   FINS Name: Computershare Trust Company of Canada
Address: 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1
Contact: Florence Smith
Telephone: (416) 263-9483

Proxy Type         Meeting Type         Material Distribution
X Management       X Annual             X Form C holders only
  Dissenting         General              All holders
                     Special
                     Extraordinary

Record Date: yyyy/mm/dd          2003/03/25
Meeting Date: yyyy/mm/dd         2003/05/08
Material Mail Date: yyyy/mm/dd   2003/04/01

                      ELIGIBLE ISSUES FOR PROXY
CUSIP                           SECURITY DESCRIPTION
559222-40-1           Voting    Class A Subordinate Voting Shares
559222-50-0           Voting    Class B Shares

Early Search (Determination of Intermediaries)
Send Early Search reports to   X Transfer Agent
                                 Issuer
                                 Other (statutory Declaration required)
Send via   X Mail
             Courier (Collect)
             SSS System Envelope
             Fax #

Shareholder Communications Intermediary Register (Nominee Register)
X   send a copy to Issuer

Proxy Related Material
All Proxy Related Material will be distributed by:
X   Transfer Agent
    Issuer
    Other

Holders of Record
Send Holders of Record and Omnibus Proxy to:
X   Transfer Agent
X   Issuer
    Other (statutory Declaration required)

Send via:
X   Mail
X   Courier (Collect)
    SSS Envelope System

This Notice and Request for services is authorized by:
    Transfer Agent
X   Issuer
    Third Party

All services provided by CDS INC. are subject to the terms and conditions Printed on the reverse of this form.

Signature:     /s/ J. Brian Colburn
Title:         Secretary
Date:          February 25, 2003